SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)

Under the Securities Exchange Act of 1934

21Vianet Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Person Sheng Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 45,362,757 ordinary shares[1]
	6	Shared Voting Power 16,650,000 ordinary shares[2]
	7	Sole Dispositive Power 45,362,757 ordinary shares[1]
	8	Shared Dispositive Power 16,650,000 ordinary shares[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 62,012,757 ordinary shares1 2
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

25.5% of the Class A ordinary shares[3] (or 18.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person IN

[1]

Representing (i) 1,411,667 Class A ordinary shares that Mr. Chen has the right to acquire pursuant to his options within 60 days after the date of December 31, 2011, (ii) 19,125,000, or 75% of the Class B ordinary shares owned by Fast Horse Technology Limited; and (iii) 24,826,090 Class B ordinary shares owned by Sunrise Corporate Holding Ltd. Mr. Sheng Chen and Mr. Jun Zhang each has 75% and 25%, respectively, of the voting and dispositive power over the shares held by Fast Horse Technology Limited. Mr. Chen is the sole shareholder of Sunrise Corporate Holding Ltd. and thus has the sole voting and dispositive power over the shares held by Sunrise Corporate Holding Ltd. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

[2]

Representing 16,650,000 Class B ordinary shares owned by Purple Communications Limited, where Mr. Chen serves as a director of the board and is therefore deemed to share the voting and dispositive power over the shares held by Purple Communication.

[3]

Based upon 180,993,644 Class A ordinary shares outstanding as of December 31, 2011 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name Of Reporting Person Fast Horse Technology Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,500,000 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 25,500,000 ordinary shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,500,000 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

12.3% of the Class A ordinary shares[2] (or 7.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person CO

[1]

Representing 25,500,000 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder. Fast Horse Technology Limited is 75% and 25% owned by Mr. Sheng Chen and Mr. Jun Zhang, respectively.

2	Based upon 180,993,644 Class A ordinary shares outstanding as of December 31, 2011 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name Of Reporting Person Sunrise Corporate Holding Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 24,826,090 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,826,090 ordinary shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,826,090 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row 9

12.1% of the Class A ordinary shares[2] (or 7.4% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of Reporting Person CO

[1]

Representing 24,826,090 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder. Sunrise Corporate Holding Ltd. is 100% owned by Mr. Sheng Chen.

[2]

Based upon 180,993,644 ordinary shares outstanding as of December 31, 2011 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

Item 1	(a).	Name of Issuer:

21Vianet Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

M5, 1 Jiuxianqiao East Road Chaoyang District, Beijing 100016 The People’s Republic of China

Item 2	(a).	Name of Person Filing:

Sheng Chen Fast Horse Technology Limited Sunrise Corporate Holding Ltd.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

For Sheng Chen:

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing 100016

The People’s Republic of China

For Fast Horse Technology Limited:

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

For Sunrise Corporate Holding Ltd.:

Kingston Chambers, PO Box 173

Road Town, Tortola, British Virgin Islands

Item 2	(c)	Citizenship:

Mr. Sheng Chen is a citizen of the People’s Republic of China. Fast Horse Technology Limited is a British Virgin Islands company. Sunrise Corporate Holding Ltd. is a British Virgin Islands company.

Item 2	(d).	Title of Class of Securities:

Class A Ordinary shares, par value $0.00001 per share

Item 2	(e).	CUSIP Number:

Class A ordinary shares: G91458 102

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting persons is provided as of December 31, 2011. The table below is prepared based on 180,993,644 shares of Class A ordinary shares and 154,632,392 shares of Class B ordinary shares outstanding as of December 31, 2011.

For Sheng Chen:

Reporting Person: Sheng Chen	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	62,012,757	(1)	60,601,090	(2)	62,012,757	(1)	—

(b) Percent of class:	25.5	%(1) (3)	39.2%		18.5	%(4)	35.2	%(5)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	45,362,757	(6)	43,951,090	(7)	45,362,757	(6)	—

(ii) Shared power to vote or to direct the vote	16,650,000		16,650,000		16,650,000		—

(iii) Sole power to dispose or to direct the disposition of	45,362,757	(6)	43,951,090	(7)	45,362,757	(6)	—

(iv) Shared power to dispose or to direct the disposition of	16,650,000		16,650,000		16,650,000		—

Notes:

(1)	Representing (i) 1,411,667 Class A ordinary shares that Mr. Chen has the right to acquire pursuant to his options within 60 days after December 31, 2011, (ii) 19,125,000, or 75% of the Class B ordinary shares owned by Fast Horse Technology Limited, (iii) 24,826,090 Class B ordinary shares owned by Sunrise Corporate Holding Ltd., and (iv) 16,650,000 Class B ordinary shares owned by Purple Communications Limited, assuming the Class B ordinary shares held by Fast Horse Technology Limited and Purple Communications Limited are converted into the same number of Class A ordinary shares. Fast Horse Technology Limited is 75% and 25% owned by Mr. Sheng Chen and Mr. Jun Zhang, respectively. Mr. Chen and Mr. Zhang share the voting and dispositive power over the shares held by Fast Horse. Sunrise Corporate Holding Ltd. is 100% owned by Mr. Sheng Chen. Mr. Chen may be deemed to be having sole voting and dispositive power over the shares held by Sunrise. Mr. Chen serves as a director of the board of Purple Communication Limited and is therefore deemed to share the voting and dispositive power over the shares held by Purple Communication. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person.
(2)	Representing (i) 19,125,000, or 75% of the Class B ordinary shares owned by Fast Horse Technology Limited, (ii) 24,826,090 Class B ordinary shares owned by Sunrise Corporate Holding Ltd., and (iii) 16,650,000 Class B ordinary shares owned by Purple Communications Limited.
(3)	To derive this percentage, (x) the numerator is 62,012,757, being the sum of (i) Class A ordinary shares upon conversion of 60,601,090 Class B ordinary shares held by the reporting person, and (ii) 1,411,667 Class A ordinary shares that Mr. Chen has the right to acquire pursuant to his options within 60 days after the date of December 31, 2011 and (y) the denominator is the sum of (i) 180,993,644, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 62,012,757, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of 60,601,090 Class B ordinary shares held by the reporting person.
(4)	To derive this percentage, (x) the numerator is 62,012,757, being the sum of (i) Class A ordinary shares upon conversion of 60,601,090 Class B ordinary shares held by the reporting person, and (ii) 1,411,667 Class A ordinary shares that Mr. Chen has the right to acquire pursuant to his options within 60 days after the date of December 31, 2011 and (y) the denominator is the sum of (i) 180,993,644, being the number of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 154,632,392, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2011 that are convertible into the same number of Class A ordinary shares.
(5)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.
(6)	Representing (i) 1,411,667 Class A ordinary shares that Mr. Chen has the right to acquire pursuant to his options within 60 days after December 31, 2011, (ii) 19,125,000, or 75% of the Class B ordinary shares owned by Fast Horse Technology Limited, and (iii) 24,826,090 Class B ordinary shares owned by Sunrise Corporate Holding Ltd.
(7)	Representing (i) 19,125,000, or 75% of the Class B ordinary shares owned by Fast Horse Technology Limited, and (ii) 24,826,090 Class B ordinary shares owned by Sunrise Corporate Holding Ltd.

For Fast Horse Technology Limited:

Fast Horse Technology Limited is the record owner of 25,500,000 Class B ordinary shares of the Issuer. Fast Horse Technology Limited is 75% and 25% owned by Mr. Sheng Chen and Mr. Jun Zhang, respectively.

Reporting Person: Fast Horse Technology Limited	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	25,500,000	(1)	25,500,000	(1)	25,500,000	(1)	—

(b) Percent of class:	12.3	% (1) (2)	16.5%		7.6	% (3)	14.8	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	25,500,000	(1)	25,500,000	(1)	25,500,000	(1)	—

(iii) Sole power to dispose or to direct the disposition of	0		0		0		—

(iv) Shared power to dispose or to direct the disposition of	25,500,000	(1)	25,500,000	(1)	25,500,000	(1)	—

Notes:

(1)	Representing 25,500,000 Class B ordinary shares held by the reporting person that are convertible into 25,500,000 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person.
(2)	To derive this percentage, (x) the numerator is 25,500,000, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 180,983,644, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 25,500,000, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 25,500,000, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person and (y) the denominator is the sum of (i) 180,983,644, being the number of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 154,632,392, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2011 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

For Sunrise Corporate Holding Ltd.:

Sunrise Corporate Holding Ltd. is the record owner of 24,826,090 Class B ordinary shares of the Issuer. Sunrise Corporate Holding Ltd. is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Sunrise Corporate Holding Ltd.	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	24,826,090	(1)	24,826,090	(1)	24,826,090	(1)	—

(b) Percent of class:	12.1	%(1) (2)	16.1%		7.4	%(3)	14.4	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	24,826,090	(1)	24,826,090	(1)	24,826,090	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—

(iii) Sole power to dispose or to direct the disposition of	24,826,090	(1)	24,826,090	(1)	24,826,090	(1)	—

(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Representing 24,826,090 Class B ordinary shares held by the reporting person that are convertible into 24,826,090 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person.
(2)	To derive this percentage, (x) the numerator is 24,826,090, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 180,993,644, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii) 24,826,090, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 24,826,090, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person and (y) the denominator is the sum of (i) 180,993,644, being the number of the Company’s total Class A ordinary shares outstanding as of December 31, 2011 and (ii)154,632,392, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2011 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Sheng Chen		/s/ Sheng Chen
Sheng Chen

Fast Horse Technology Limited	By:	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Sunrise Corporate Holding Ltd.	By:	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement